Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in the following Registration Statements:

•	Registration Statement No. 333-126045 on Form S-8;
•	Registration Statement No. 333-100973 on Form S-8

and to the use of our reports dated February 12, 2007 relating to the consolidated financial statements of Petro-Canada and management’s report on the effectiveness of internal control over financial reporting (which report on the consolidated financial statements expressed an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Difference referring to changes in accounting principles that have a material effect on the comparability of the financial statements), appearing in Annual Report on Form 40-F of Petro-Canada for the year ended December 31, 2006.

Independent Registered Chartered Accountants
Calgary, Canada
February 12, 2007